

May 29, 2009

Mr. Frank Hallam
Chief Financial Officer
Platinum Group Metals Ltd.
Bentall Tower 5
550 Burrard Street, Suite 328
Vancouver, British Columbia V6C 2B5

> **Re: Platinum Group Metals Ltd.**
> **Form 40-F for the Fiscal Year Ended August 31, 2008**
> **Filed December 2, 2008**
> **File No. 001-33562**

Dear Mr. Hallam:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended August 31, 2008

Cover Page

1.   We note that the cover page to your Form 40-F lacks checkmarks indicating whether you are providing the Form 40-F as an annual information form or audited annual financial statements; whether you are filing the Form 40-F pursuant to Rule 12g3-2(b); whether you have filed all of your reports required during the preceding 12 months; and whether you have submitted electronically and posted on your corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the

preceding 12 months. Please revise your filing to include the checkmarks to indicate the responses on your Form 40-F.

Exhibit 99.02

Independent Auditors' Report

Comments by Auditors for U.S. readers on Canada – U.S. Reporting Difference

2.   For purposes of disclosure under this heading, please ask your auditor to explain to us in a supplemental response how they were able to conclude that substantial doubt does not exist about your ability to continue as a going concern under AU Section 341.

3.   Please have your auditors modify their report to identify their office location.

Consolidated Statements of Operations and Comprehensive Income

4.   We note the column labeled 'Cumulative amount from March 16, 2000 to August 31, 2008' is marked unaudited. Please tell us why you have not presented this information as audited. In this regard, we would expect auditor association with the cumulative data as long as a registrant is in the development stage.

Note 2. Significant Accounting Policies

(a) Basis of presentation and principles of consolidation

5.   You explain that you account for your interest in the WBJV as an investment. Given the guidance provided in CICA Handbook Section 3055 regarding interests in joint ventures please tell us why you believe proportionate consolidation of your interest in the WBJV is not appropriate.

(b) Mineral properties and deferred exploration costs

6.   We note your accounting policy that "Mineral properties consist of exploration and mining concessions, options, contracts and surface rights." We also note you present a separate new line item in 2008 on your Consolidated Balance Sheets titled 'Surface Rights." Please tell us why you present the separate break-out in 2008 and whether you have a different accounting policy for the Surface Rights included in this balance as opposed to the surface rights included in your 'Mineral Properties' balance.

7.   Please confirm, if true, that your basis for amortizing acquisition and exploration costs of properties in production "on a straight line basis over the life of the property based on the estimated economic reserves" is consistent with the units of production basis, or otherwise advise.

8.   We note your disclosure, which states "Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value." Please support this accounting policy under both Canadian and U.S. GAAP. In this regard, please advise of the alternative methods you use to determine fair value. In addition, please tell us whether this policy results in a difference between Canadian and U.S. GAAP.

Exhibit 99.03

8. Disclosure Controls and Internal Control Over Financial Reporting

9.   We note your discussion of you disclosure controls and procedures and that it includes part of the definition of disclosure controls and procedures from Rule 13a-15(c). To the extent you include the definition of disclosure controls and procedures, revise your filing to include a definition similar to the entire definition as it appears in the rule.

10.   We note your statements that "there were no significant changes with regard to internal controls." Please revise your filing to include, if true, a statement that there were no change to your internal control over financial reporting that has *materially* affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, Mark Wojciechowski at (202) 551-3759 or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, Mike Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director